SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Amendment No. 2

to

SCHEDULE 13E-3

Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

CHINA ENERGY CORPORATION

(Name of Issuer)

CHINA ENERGY CORPORATION

WENXIANG DING

(Name of Persons Filing Statement)

COMMON STOCK

(Title of Class of Securities)

16939M103

(CUSIP Number of Class of Securities)

Howard Groedel, Esq.

Pingshan Li, Esq.

Ulmer & Berne LLP

1660 West Second Street

Suite 1100

Cleveland, Ohio 44113-1448

(216) 583-7000

(Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: X

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$2,529,925	$345.08

* For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $2,529,925 by the Issuer in lieu of fractional shares immediately following a 1-for-12,000,000 Reverse Split for holders of fewer than 12,000,000 shares of the Issuer’s common stock prior to the Reverse Split. The aggregate cash payment is equal to the product of a price of $0.14 per pre-split share and approximately 18,070,893 pre-split shares, the estimated aggregate number of shares held by such holders.

** Determined pursuant to Rule 0-11(b) as the product of $2,529,925 and 0.0001364.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by China Energy Corporation, a Nevada corporation (the “Company,” “we,” or “our”), in connection with a “going private” transaction. This transaction has been approved by a Special Committee (“Special Committee”) established by our Board of Directors for the purpose of evaluating, reviewing and, if appropriate, approving the terms of this transaction. The Special Committee consists of the sole independent member of the Board. The Special Committee has approved a 1-for-12,000,000 share combination (the “Reverse Split”) such that stockholders owning less than one whole share of our common stock following the Reverse Split will have their fractional shares cancelled and converted into the right to receive the cash consideration described herein. The entire going-private transaction, including the Reverse Split and the purchase of fractional shares of those stockholders holding less than one whole share after the Reverse Split, is referred to below as the “Transaction.”

As a result of the Transaction, those stockholders who own of record or beneficially fewer than 12,000,000 shares of our common stock will have their fractional shares cashed out at a price of $0.14 for each share held by them prior to the effective date of the Reverse Split. Stockholders who own 12,000,000 or more shares of our common stock will not be entitled to receive any cash for any whole or fractional shares that may result from the Reverse Split.

The purpose of the Transaction is to reduce the number of record holders of our common stock to one so that we will be eligible to terminate the public registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In such case, we will no longer be required to file periodic reports with, or be subject to the other reporting obligations of, the Securities and Exchange Commission (the “SEC”). The deregistration of our common stock will also have the effect of terminating the eligibility of our common stock for quotation on the OTCQB.

We have made certain calculations regarding the Reverse Split relating to its effect upon our stockholder base. Based upon a review of a list of our stockholders of record furnished to us by Quicksilver Stock Transfer, LLC, our transfer agent (“Quicksilver”), we believe that the Reverse Split will result in the cancelation of approximately 40% of the outstanding shares of our common stock.

The Transaction has been approved by the written consent of six stockholders of the Company who in the aggregate hold shares representing 63.9% of the votes entitled to be cast at a meeting of the Company’s stockholders. No further stockholder approval is required under the Nevada Revised Statutes (“NRS”), and, accordingly, no proxies are being solicited in connection with the Transaction.

This Schedule 13E-3 is being filed with the SEC at the same time as the filing of the Company’s disclosure document, the Information Statement on Schedule 14C (the “Information Statement”). The Transaction will be conducted upon the terms and subject to the conditions set forth in the Information Statement. The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.

Item 1. Summary Term Sheet. The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)                 Name and Address. The name of the subject company is China Energy Corporation. The Company’s principal executive offices are located at No. 57 Xinhua East Street, Hohhot, Inner Mongolia, People’s Republic of China 010010 and its telephone number is  (86) 471 466-8870.

(b)                 Securities. The Company has 45,060,000 shares of common stock (pre-split), $0.001 par value per share, issued and outstanding.

(c)                 Trading Market and Price. The information set forth in the Information Statement under the caption “Background – The Company’s Securities” is incorporated herein by reference.

(d)                 Dividends. The information set forth in the Information Statement under the caption “Background – The Company’s Securities” is incorporated herein by reference.

(e)                 Prior Public Offerings. Not applicable.

(f)                  Prior Stock Purchases. None.

Item 3. Identity and Background of Filing Person.

(a)                 Name and Address.

China Energy Corporation, No. 57 Xinhua East Street, Hohhot, Inner Mongolia, People’s Republic of China 010010; Telephone: (86) 471 466-8870. This is the subject company.

Wenxiang Ding, No. 57 Xinhua East Street, Hohhot, Inner Mongolia, People’s Republic of China 010010; Telephone: (86) 471 466-8870. Mr. Ding is an affiliate as the President and Chief Executive Officer of the Company, a member of the Company’s Board of Directors, and a majority stockholder of the Company.

Other Executive Officers and Directors of the Company, Not Filing Persons:

Fu Xu, No. 57 Xinhua East Street, Hohhot, Inner Mongolia, People’s Republic of China 010010; Telephone: (86) 471 466-8870. Mr. Xu is an affiliate as the Chief Financial Officer of the Company.

Yanhua Li, No. 57 Xinhua East Street, Hohhot, Inner Mongolia, People’s Republic of China 010010; Telephone: (86) 471 466-8870. Ms. Li is an affiliate as a member of the Board of Directors.

Shiwen Zhou, Apt 901, Building 11, Nan Xin Village, 381 Wu Shan Road, Tianhe District, South China University of Technology, Guangzhou, Guangdong, People’s Republic of China, 510640. Ms. Zhou is an affiliate as a member of the Board of Directors.

(b)                 Business and Background of Entities. Not applicable.

(c)                 Business and Background of Natural Persons.

Wenxiang Ding is our CEO, President, and Director. Mr. Ding was appointed as President in November 2004 and is responsible for implementing our investment projects, financial budgets and forecasts, overseeing research and development and human resources and marketing. Mr. Ding is also responsible for our overall direction and various initiatives as needed from time to time in maintaining the health of the Company. Mr. Ding is currently overseeing our marketing and public relations efforts in maintaining current customers and attracting new customers and also initiating contracts with sectors of the Inner Mongolia government for expansion of electrical and heating networks. Mr. Ding has not been convicted in a criminal proceeding within the past five years. Mr. Ding has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. Ding is a citizen of the People's Republic of China.

Yanhua Li is a member of the Board of Directors. Ms. Li has been our Director since 2004. She is employed as the Vice General Manager of our Coal Group, a position she has held since 2000. Her responsibilities include overseeing our finance and human resources departments. Ms. Li is also the General Manager of Inner Mongolia Xiang Rong Commercial and Trade Co., Ltd., a restaurant, entertainment service and car rental business, where she oversees the finance department and is responsible for operations management and has been for the past 6 years. Ms. Li is married to Wenxiang Ding. Ms. Li has not been convicted in a criminal proceeding within the past five years. Ms. Li has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Ms. Li is a citizen of the People’s Republic of China.

Fu Xu is our Acting Chief Financial Officer. Mr. Xu became our Acting Chief Financial Officer in February, 2012. From February 2008 to December 2009, Mr. Xu served as Chief Financial Officer of the Company. From 2000 to 2007, Mr. Xu was the CFO of Inner Mongolia XiRiMu Dry Goods Co., Ltd. He is responsible for managing the financial risks of the Company and is also responsible for financial planning and record-keeping, as well as financial reporting to the management. Mr. Xu has not been convicted in a criminal proceeding within the past five years. Mr. Xu has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. Xu is a citizen of the People’s Republic of China.

Shiwen Zhou has been a Director of the Company since September 2012. Ms. Zhou has been a law professor of the School of Law of South China University of Technology for the past nine years. Ms. Zhou has not been convicted in a criminal proceeding within the past five years. Ms. Zhou has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Ms. Zhou is a citizen of the People’s Republic of China.

Item 4. Terms of the Transaction.

(a)                 Material Terms. The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

(c)                 Different Terms. The information set forth in the Information Statement under the caption “Summary Term Sheet – Reverse Stock Split” and “Summary Term Sheet – Continuing Stockholder” is incorporated herein by reference.

(d)                 Appraisal Rights. The information set forth in the Information Statement under the caption “Special Factors – Dissenters’ Rights” is incorporated herein by reference.

(e)                 Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the caption “Special Factors – Access Rights” is incorporated herein by reference.

(f)                  Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)                 Transactions. The information set forth in the Information Statement under the caption “Background – Related Party Transactions” is incorporated herein by reference.

(b)                 Significant Corporate Events. None.

(c)                 Negotiations or Contacts. Not applicable.

(d)                 Agreements Involving the Company’s Securities. The information set forth in the Information Statement under the caption “Background – Security Ownership of Certain Beneficial Owners and Management” is hereby incorporated by reference with respect to stock options and warrants held by the Company’s officers and directors.

(e)                 Agreements Involving the Company’s Securities. None.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)                 Use of Securities Acquired. The securities we obtain in the Transaction will be retired.

(c)                 Plans. The information set forth in the Information Statement under the caption “Special Factors – Effects of the Reverse Stock Split” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)                 Purposes. The information set forth in the Information Statement under the captions “Special Factors – Purpose and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(b)                 Alternatives. The information set forth in the Information Statement under the caption “Special Factors – Alternatives to the Reverse Stock Split” is incorporated herein by reference.

(c)                 Reasons. The information set forth in the Information Statement under the caption “Special Factors – Purpose and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d)                 Effects. The information set forth in the Information Statement under the caption “Special Factors – Effects of the Reverse Stock Split” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)                 Fairness. The filing persons reasonably believe that the Transaction is substantively and procedurally fair to unaffiliated stockholders. The information set forth in the Information Statement under the captions “Special Factors – Background of the Transaction”, “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.

(b)                 Factors Considered in Determining Fairness. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c)                 Approval of Security Holders. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse Stock Split,” “Special Factors – Board of Directors and Stockholder Approval” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.

(d)                 Unaffiliated Representative. A majority of our directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the transaction. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(e)                 Approval of Directors. The Transaction has not been approved by a majority of the directors of the Company who are not employees of the Company. The information set forth in the Information Statement under the caption “Special Factors – Board of Directors and Stockholder Approval” is incorporated herein by reference.

(f)                  Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)                 Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Special Factors – Background of Transaction”, “Special Factors – Fairness of the Reverse Stock Split”
and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.

(b)                 Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Special Factors – Background of Transaction”, “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.

(c)                 Availability of Documents. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)                 Source of Funds. The information set forth in the Information Statement under the caption “Special Factors – Source and Amount of Funds” is incorporated herein by reference.

(b)                 Conditions. Not applicable.

(c)                 Expenses. The information set forth in the Information Statement under the caption “Special Factors – Source and Amount of Funds” is incorporated herein by reference.

(d)                 Borrowed Funds. The information set forth in the Information Statement under the caption “Special Factors – Source and Amount of Funds” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)                 Securities Ownership. The information set forth in the Information Statement under the caption “Background – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference. In addition, Wenxiang Ding beneficially owns 26,989,107 common shares (pre-split). Following the Reverse Split, Wenxiang Ding will own 2.249 common shares.

(b)                 Securities Transactions. Not applicable.

Item 12. The Solicitation or Recommendation.

(d)                 Intent to Tender or Vote in Going-Private Transaction. Not applicable.

(e)                 Recommendations of Others. Not applicable.

Item 13. Financial Statements.

(a)                 Financial Statements. The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the year ended November 30, 2012 is set forth as Exhibit (a)(5) hereto and is incorporated herein by reference.

(b)                 Pro Forma Information. The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)                 Solicitations or Recommendations. None.

(b)                 Employees and Corporate Assets. The Company’s regularly employed management staff have participated in the organization, direction and preparation of this Schedule 13E-3 and the Information Statement for use in consummating the Transaction.

Item 15. Additional Information.

(b)                 Golden Parachute Compensation. Not applicable.

(c)                 Other Material Information. The information set forth in the Information Statement and each Exhibit or Appendix thereto is incorporated herein by reference.

Item 16. Exhibits.

(a)(3)             Definitive Information Statement on Schedule 14C of China Energy Corporation electronically filed with the Securities and Exchange Commission on May 3, 2013 is incorporated herein by reference.

(a)(5)             China Energy Corporation’s Annual Report on Form 10-K for the year ended November 30, 2012.

(b)                 Not applicable.

(c)(i)             Annual Savings Chart is hereby incorporated by reference to Appendix E of the Definitive Information Statement of China Energy Corporation filed on May 3, 2013.

(c)(ii)            Draft Valuation Report, dated October 23, 2012, prepared by Loveman-Curtiss, Inc. is hereby incorporated by reference to Appendix F of the Definitive Information Statement of China Energy Corporation filed on May 3, 2013.

(c)(iii)            Final Valuation Report, dated November 28, 2012, of Loveman-Curtiss, Inc. is hereby incorporated by reference to Appendix G of the Definitive Information Statement of China Energy Corporation filed on May 3, 2013.

(c)(iv)           Fairness Opinion, dated November 28, 2012, of Loveman-Curtiss, Inc. is hereby incorporated by reference to Appendix H of the Definitive Information Statement of of China Energy Corporation filed on May 3, 2013.

(d)                 Not applicable.

(f)                 The Information set forth in the Information Statement under the caption “Special Factors - Dissenters’ Rights” is hereby incorporated by reference to the Definitive Information Statement of China Energy Corporation filed on May 3, 2013.

(g)                 None.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

CHINA ENERGY CORPORATION

/s/ Wenxiang Ding_____

Name: Wenxiang Ding

Title: Chief Executive Officer

Dated: May 3, 2013

WENXIANG DING

/s/ Wenxiang Ding_____

Dated: May 3, 2013

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